FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

September 27, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on September 27, 2010.

Item 4.

Summary of Material Change

CanAlaska Uranium Announces Results of Annual General Meeting

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, September 27th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”)  The Company is pleased to report the voting results of the 2010 Annual General Meeting of Shareholders held on September 23rd, 2010.  There were 250 shareholders holding 33.2% of the issued and outstanding shares represented in person or by proxy at the meeting.

All of the resolutions proposed by management in its August 26th, 2010 Information Circular were approved.  The original Information Circular can be accessed on either the SEDAR or EDGAR public databases

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of September 2010.